FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 18, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Update on the lawsuit regarding the resolutions of the 2009 extraordinary general meeting

Budapest — January 18, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, informs its shareholders that the Metropolitan Court of Appeal upheld the first instance judgment rejecting the minority shareholder plaintiffs’ claim regarding the resolutions passed by the extraordinary general meeting held on June 29, 2009.

As previously disclosed, on July 29, 2009, two Hungarian minority shareholders filed a lawsuit against the Company, requesting the Court to render ineffective the resolutions passed by the extraordinary general meeting of the Company held on June 29, 2009. The Metropolitan Court, in its first instance judgment announced on June 16, 2010, dismissed the claim.

The minority shareholder plaintiffs submitted an appeal against the first instance judgment and requested that the first instance judgment be reversed.

The Metropolitan Court of Appeal, in its final judgment announced on January 18, 2011, upheld the first instance judgment, as requested by the Company. Accordingly, the judgment rejecting the claim became binding. This judgment of the Metropolitan Court of Appeal is non-appealable.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: January 18, 2011